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                              October 20, 2022

       Janet H. Zelenka
       Executive Vice President and Chief Financial Officer
       Stericycle, Inc.
       2355 Waukegan Road
       Bannockburn, IL 60015

                                                        Re: Stericycle, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 3, 2022
                                                            File No. 001-37556

       Dear Janet H. Zelenka:

              We have reviewed your October 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 12, 2022 letter.

       Response dated October 3, 2022

       Risk Factors, page 20

   1. We note your response to prior comment 1 indicating that technology risks are disclosed in a risk
factor relating to competition and your response stating that the new or alternative
technologies employed by competitors "may include technologies intended to reduce the carbon
emissions attributable to the services offered by the Company and its competitors."
Consistent with our prior comment, please revise your disclosure to specifically address
the impact that climate change related technological
                                                        developments may have
on your operations and business.
 Janet H. Zelenka
FirstName
Stericycle, LastNameJanet H. Zelenka
            Inc.
Comapany
October  20,NameStericycle,
             2022           Inc.
October
Page  2 20, 2022 Page 2
FirstName LastName
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation